September 25, 2012

VIA EDGAR
Larry Greene, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registration Statement (File No. 333-183530) of
Prospect Capital Corporation (the “Company”)

Dear Mr. Greene:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the Company hereby requests acceleration of Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 filed on September 25, 2012 so that it may become effective by 4:00 p.m. (New York time) on October 1, 2012 or as soon thereafter as practicable.

The Company hereby acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the filing; (2) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does nor foreclose the Commission from taking any action with respect to the filing; (3) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (4) it may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hereby requests that you notify Richard Prins (212-735-2790) or Steven Grigoriou (416-777-4727) of Skadden, Arps, Slate, Meagher & Flom LLP by telephone once the Registration Statement has been declared effective.

Very truly yours,

Prospect Capital Corporation

/s/ Brian H. Oswald
Name: Brian H. Oswald
Title: Chief Financial Officer, Chief Compliance Officer, Treasurer and Secretary